UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55351

Griffin Capital BDC Corp.

(Exact name of registrant as specified in its charter)

Griffin Capital Plaza
1520 E. Grand Avenue
El Segundo, CA 90245
(310) 469-6100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)     ☒
Rule 12g-4(a)(2)     ☐
Rule 12h-3(b)(1)(i)     ☐
Rule 12h-3(b)(1)(ii)     ☐
Rule 15d-6     ☐
Rule 15d-22(b)         ☐
Approximate number of holders of record as of the certification or notice date:

Zero*

*Pursuant to a board and shareholder approved agreement and plan of reorganization by and between Griffin Capital
BDC Corp. (“Registrant”) and Griffin Institutional Access Credit Fund (“Griffin Credit Fund”), a non-diversified, closed-end management investment company that is operated as an interval fund, on September 29, 2017, the Registrant transferred all of its assets to the Griffin Credit Fund, in exchange for Class F shares of the Griffin Credit Fund (“Reorganization Shares”) and the assumption by the Griffin Credit Fund of all of the liabilities of the Registrant. The Registrant then allocated Reorganization Shares proportionately to stockholders of the Registrant (“Reorganization”). As a result of the Reorganization, all of the Registrant’s shareholders of record as of September 29, 2017 are now shareholders of the Griffin Credit Fund. The Registrant has cancelled all its authorized shares and will be dissolved.

Pursuant to the requirements of the Securities Exchange Act of 1934, Griffin Capital BDC Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 25, 2017	By: /s/ Joseph Miller
Name: Joseph Miller
Title: Chief Financial Officer